Kenneth M. H. Hoff 310-442-8888 khoff@jenkens.com	Jenkens & Gilchrist, LLP 12100 Wilshire Boulevard 15th Floor Los Angeles, California 90025 (310) 820-8800 Facsimile (310) 820-8859 www.jenkens.com
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August 10, 2006

Howard Baik, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561

Re: Reed’s, Inc.
Registration Statement on Form SB-2
File No. 333-135186

Dear Mr. Baik:

Per your message to our office, we are enclosing a copy of a revised additional acknowledgement letter (referenced in the Staff's July 13, 2006 correspondence) from Reed’s, Inc., dated as of August 10, 2006. If you have any further questions, please call me at my office.

Very truly yours, /s/ Jeffrey P. Berg Jeffrey P. Berg of JENKENS & GILCHRIST, LLP

ENCLOSURE

CC:	CHRISTOPHER J. REED

REED’S, INC.
13000 South Spring Street
Los Angeles, California 90061
Tel. No. 310-217-9400

August 10, 2006

Howard Baik, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561

Re: Reed’s, Inc.
Registration Statement on Form SB-2
File No. 333-135186

Dear Mr. Baik:

Reed’s, Inc. is requesting by separate correspondence the effectiveness of the above-referenced registration statement.

As requested in the Staff's correspondence, dated July 13, 2006, in connection with such request for acceleration, Reed’s, Inc. hereby acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Howard Baik, Esq.
Securities and Exchange Commission
August 10, 2006

We have sent you a corresponding letter requesting that the effectiveness of the above-referenced Registration Statement be accelerated to Friday, August 11, 2006 at 1:00 p.m. (Eastern Time).

REED’S, INC. By: /s/ Christopher J. Reed Christopher J. Reed Chief Executive Officer

cc:	JEFFREY P. BERG, ESQ.